Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

December 1, 2023

Mr. Jay Ingram

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Semilux International Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-4
Submitted October 23, 2023
CIK No. 0001990950

Dear Mr. Jay Ingram:

The undersigned, on behalf of Semilux International Ltd. (the “Company”), respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission in response to its letter dated November 6, 2023, relating to the Company’s Amendment No.1 to Draft Registration Statement on Form F-4 confidentially submitted on October 23, 2023 (the “Draft Registration Statement”). On behalf of the Company, we are concurrently filing a Registration Statement on Form F-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Capitalized terms used herein but not defined herein have the definitions assigned to them in the Registration Statement.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment.

Draft Registration Statement on Form F-4

Questions and Answers About the Business Combination...

What ownership levels will current shareholders of the Company have after consummation of the Business Combination? page 23

1.	In the narrative that precedes the table on page 24, and throughout the registration statement, it appears that the discussion of pro forma ownership interests under the three scenarios does not contemplate holders of SPAC public warrants. Please tell us the reason your narrative does not include the pro forma share ownership percentage to be held by this group.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 24, 37, 78, 84 and 158 of the Registration Statement.

Semilux International Ltd.

December 1, 2023

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 140

2.	We note your response to our prior comment 8 but are unable to agree that a tax opinion is not required by Item 601(b)(8) of Regulation S-K or Staff Legal Bulletin No. 19, as we view the tax consequences to be material to the transaction and your disclosure contains representations as to the tax free nature of the transaction. To the extent you intend to file a short form tax opinion as Exhibit 8.1, please revise your disclosure on page 140 to state that the discussion reflects the opinion of counsel. Note that your tax opinion may be conditioned or may be qualified by any facts that are unknown and that give rise to doubt regarding the conclusion, so long as such conditions and qualifications are adequately described in the filing. Refer to Item 601(b)(8) of Regulation S-K. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” or “more likely than not” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Section III.C.4 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 140 of the Registration Statement, and has filed the related opinion of White & Case LLP, counsel to SPAC, as Exhibit 8.1 to the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information

Basis of Pro Forma Presentation, page 157

3.	We note your response to prior comment 9, as well as your use of terminology such as directly attributable, factually supportable, and continuing impact in your revised disclosure. Please note that Article 11 of Regulation S-X was amended by Section II.D of SEC Release No. 33-10786, which revised the pro forma terminology and the basis for pro forma adjustments. Please revise your narrative to remove this terminology and revise the related pro forma adjustments, as applicable, to conform to the updated guidance.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 157, 160, 161, 162, 163 and 164 of the Registration Statement.

General:

4.	We note in your Investor Presentation filed as Exhibit 99.1 to your Form 8-K filed on October 24, 2023 includes a $30,000,000 PIPE. Please clarify whether you have entered into a PIPE agreement with investors.

Response: In response to the Staff’s comment, the Company respectfully advised the Staff that (i) the $30 million additional financing from PIPE was included in the Investor Presentation filed as Exhibit 99.1 to the Form 8-K filed by SPAC on October 24, 2023 solely for illustrative purposes; and (ii) as of the date hereof, none of the Company, TCO and SPAC has entered into any agreement with any investor in relation to any PIPE financing.

The Company has also revised disclosure on the cover page and pages 16, 24 and 41 of the Registration Statement to clarify that as of the date of the Registration Statement, none of the Company, TCO and SPAC has entered into any agreement with any investor in relation to any PIPE financing.

5.	We note your response to our prior comment 26. It remains unclear to us how you determined that the maximum amount of public shares that may be redeemed is 7,344,949. Please revise or advise.

Response: In response to the Staff’s comment, the Company respectfully advised the Staff that the maximum number of Public Shares that may be redeemed is based on the assumptions that following the redemption, (i) SPAC will be able to pay total liabilities in the amount of $6,192,342 as of September 30, 2023 from the Trust Account at the Closing, (ii) SPAC will be able to pay $2,300,000 of estimated transaction expenses incurred in connection with the Business Combination from the Trust Account at the Closing; and (iii) after the payment of liabilities and expenses set forth in (i) and (ii) above, SPAC will have US$5,000,001 net asset at the Closing as required by the SPAC Articles.

Semilux International Ltd.

December 1, 2023

Further, assuming a per share redemption price of $10.83, which is calculated by dividing the cash held in the Trust Account as of September 30, 2023 of $ 91,420,697 and the total number of Public Shares issued and outstanding as of September 30, 2023 of 8,437,681 shares (the “Total Public Shares”), the number of Public Shares remaining outstanding following the redemption must be at least 1,224,063 shares for SPAC to fulfill all of the abovementioned assumptions (the “Relevant Public Shares”).

The maximum number of Public Shares that may be redeemed is the difference between the Total Public Shares and Relevant Public Shares.

The Company has also revised disclosure on the cover page and pages 17, 25, 41, 84, 158, 161, 255 and 256 of the Registration Statement.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at gary@rosslawgroup.co or by telephone at (212) 884-9333.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	Yung-Peng Chang, Semilux International Ltd.
Francis Chang, Landi Law Firm
Joel Rubinstein, White & Case LLP
Jessica Zhou, White & Case LLP